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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          --------------------------

                          SCHEDULE TO (AMENDMENT # 3)
                                 (RULE 14D-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                          --------------------------

                           E.W. BLANCH HOLDINGS, INC.
                       (Name of Subject Company (Issuer))

                         BARREL ACQUISITION CORPORATION
                            BENFIELD GREIG GROUP PLC
                      (Names of Filing Persons (Offerors))

                          --------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
(INCLUDING ASSOCIATED RIGHTS TO PURCHASE SERIES A JUNIOR PARTICIPATING PREFERRED
                                     STOCK)
                         (Title of Class of Securities)

                          --------------------------
                                   093210102
                     (Cusip Number of Class of Securities)

                             TIMOTHY  BURTON, ESQ.
                               COMPANY SECRETARY
                            BENFIELD GREIG GROUP PLC
                                 55 BISHOPSGATE
                                LONDON EC2N 3BD
                                 UNITED KINGDOM
                          TELEPHONE: (44-20) 7578 7000
      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:
                            NICHOLAS F. POTTER, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                               NEW YORK, NY 10022
                           TELEPHONE: (212) 909-6000

                           CALCULATION OF FILING FEE

        TRANSACTION VALUATION                         AMOUNT OF FILING FEE
    NA per General Instruction E                  NA per General Instruction E

     [ ] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 240.0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:..............................................   N/A
Form or Registration No.:............................................   N/A
Filing Party:........................................................   N/A
Date Filed:..........................................................   N/A

     [ ] CHECK THE BOX IF THE FILING RELATES TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
     [ ]  ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
     [ ]  GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
     [ ]  AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                                 PRESS RELEASE
                                 -------------



FTC GRANTS EARLY TERMINATION OF U.S. ANTITRUST REVIEW OF BENFIELD GREIG/E.W. BLANCH MERGER


London, England, and Dallas, Texas, May 14, 2001 - Benfield Greig Group plc ("Benfield Greig"), the leading U.K. based independent reinsurance intermediary, and E.W. Blanch Holdings, Inc. (NYSE: EWB) ("E.W. Blanch"), a leading U.S. provider of integrated risk management and distribution services, announced today that they have received notice from the Federal Trade Commission of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with the acquisition of E.W. Blanch by Benfield Greig.

On April 15, 2001, E.W. Blanch entered into a merger agreement with Benfield Greig pursuant to which Benfield Greig has agreed to acquire all of the outstanding shares of E.W. Blanch for $13.50 per share in a cash tender offer followed by a merger. Benfield Greig commenced the tender offer on April 30, 2001 and it is scheduled to expire at 12:00 midnight, New York City time, on May 25, 2001, unless extended. The tender offer remains subject to other conditions described in the tender offer materials previously distributed to E.W. Blanch shareholders.

In addition, E.W. Blanch announced today that its chairman emeritus and former chief executive officer, Edgar W. Blanch, Jr., has sold 150,000 shares of E.W. Blanch common stock to Bank of America, N.A. ("Bank of America") pursuant to an equity collar transaction that he entered into with Bank of America in December 1999. Bank of America has informed E.W. Blanch that it intends to tender these shares in the tender offer.


About Benfield Greig
--------------------

Benfield Greig was formed in 1997 following the merger of Benfield Group plc and Greig Fester Group Limited and is one of the world's leading international reinsurance intermediary and risk advisory groups.

Benfield Greig is an independent group, being privately owned and majority controlled by its management and employees. Also included amongst its shareholders are a number of the world's leading insurers and reinsurers.

About E.W. Blanch
-----------------

E.W. Blanch is a leading provider of integrated risk management and distribution services, including reinsurance intermediary services, risk management consulting and administration services and primary distribution services. E.W. Blanch is headquartered in Dallas, Texas with branch offices throughout the U.S. and strategic locations in Europe and Latin America.


For further information:

For Benfield Greig Group:                 For E.W. Blanch:

David Haggie                              Andrew Brimmer
Haggie Financial                          Joele Frank, Wilkinson Brimmer Katcher
Tel:  + 44 20 7417 8989                   Tel:  + 1 212 355 4449 (extn 111)
Mobile:  + 44 7768 332486                 Email:  ahb@joelefrank.com
Email:  david@haggie.co.uk                        ------------------
        ------------------

For Benfield Greig US:


Howard Liszt
Benfield Greig US
Tel:  + 1 612 626 2031
Email:  HLiszt@mr.net
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Lexicon Partners Limited and Bear, Stearns & Co. Inc. which are regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for Benfield Greig Group plc in connection with the merger and for no one else and will not be responsible to anyone other than Benfield Greig Group plc for providing the protections afforded to customers of Lexicon Partners Limited and Bear, Stearns & Co. Inc. or for providing advice in relation to the merger.

This announcement has been approved by Lexicon Partners Limited and Bear, Stearns & Co. Inc. for the purposes of Section 57 of the Financial Services Act 1986.

This announcement does not constitute an offer or invitation to purchase any securities. Any such offer has been made in other documents and any such purchase should be made solely on the basis of information contained in those documents.

Except for the historical information contained herein, the matters discussed in this news release are forward looking statements that involve risks and uncertainties, many of which are outside the control of E.W. Blanch Holdings, Inc. and, accordingly, actual results may differ materially. E.W. Blanch Holdings, Inc.'s Form 10-K filed with the SEC includes a discussion of these risk factors and is incorporated herein by reference.

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